Exhibit 16.1

RESIGNATION LETTER

July 2, 2011

To Board of Directors of
AMERICAN INDEPENDENCE CORP.

Gentlemen:

  This letter shall serve as notice that, effective as of the date of this letter, I hereby resign from my position as a director of American Independence Corp. (the "Company"), and in any other positions which I have been assigned, whether I have served in such capacity or not. My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

        Sincerely,

        */s/ **Martin E. Winter***
        Martin E. Winter